Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES APPOINTMENT OF PHILIP C. YEE AS VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

TORONTO, ONTARIO--(Marketwire – March 19, 2013) - Lake Shore Gold Corp. (TSX:LSG) ("Lake Shore Gold" or the “Company") is pleased to announce the appointment of Philip C. Yee as Vice-President & Chief Financial Officer of the Company, effective May 1, 2013.

Mr. Yee is a Chartered Professional Accountant (“CPA”) and a Chartered Accountant (“CA”) with over 25 years of experience in the accounting and financial fields and over 10 years of experience in the mining sector. Most recently, he has served as Chief Financial Officer for Patagonia Gold Plc since May 2011. Prior to joining Patagonia Gold, Mr. Yee served as Director, Finance for Centerra Gold Inc. and, prior to that, as Vice-President, Finance for the Kumtor Gold Mine in the Kyrgyz Republic (the flagship project of Centerra Gold).  In addition to being a CA, Mr. Yee holds a Bachelor of Commerce degree from the University of Saskatchewan.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "I am extremely pleased to welcome Philip to Lake Shore Gold at a very exciting time for our Company. His financial experience in the mining sector will be an important asset as we continue to advance Timmins West Mine towards full production by the end of this year, and advance phase two of our mill expansion towards completion in June. With the progress we have achieved, our company is positioned for strong production growth, improved cash operating costs and lower capital investment requirements in 2013. With his expertise in financial reporting, planning and cash flow management, Philip is a valuable addition to our team.”

About Lake Shore Gold
Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com